UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 20, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure – sale of stake in HDFC Credila Financial Services Limited

June 20, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub: Disclosure – sale of stake in HDFC Credila Financial Services Limited

Ref:    Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Ongoing Amalgamation”).

This is in furtherance to our earlier intimation dated April 4, 2022, informing about the decision taken by the Board of Directors of the HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

We also refer to our earlier intimation dated April 21, 2023, wherein we had informed that HDFC Bank had made certain requests to the Reserve Bank of India (“RBI”) and that the RBI vide its letter dated April 20, 2023, had provided certain forbearances/ clarifications to HDFC Bank. Under the said letter, RBI had inter alia advised that shareholding in HDFC Credila Financial Services Limited (“HDFC Credila”) (a wholly owned subsidiary of HDFC Limited) be brought down to 10% within two years from the effective date of the Scheme.

In this regard, we wish to inform you that HDFC Limited has executed definitive documents today i.e. June 19, 2023, for the proposed disinvestment/sale of approximately 132,949,207 equity shares of HDFC Credila representing approximately 90% of HDFC Credila’s total issued and paid-up share capital as on date, to the (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners (the “Proposed Transaction”), subject to regulatory approvals and dispensations (including the RBI and the Competition Commission of India) in connection with the Proposed Transaction and continuation of HDFC Credila’s business. Pursuant to the Proposed Transaction, HDFC Credila will cease to be a subsidiary of HDFC Limited, and HDFC Limited’s shareholding in HDFC Credila will be less than 10% of HDFC Credila’s total issued and paid-up share capital.

The HDFC Bank has also executed the said definitive documents as a party being the proposed successor entity of HDFC Limited under the Scheme, having certain rights and obligations.

A copy of the disclosure made by HDFC Limited in this regard is attached herein for your ready reference.

We request you to kindly take the same on record and do the needful.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

ANEXURE I

Sr. No.	Particulars of disclosure	Disclosure
1	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year	HDFC Credila: Total revenue of HDFC Credila during FY 2022-23: Rs. 1,352.18 crore Net-worth of HDFC Credila as on March 31, 2023: Rs. 2,435.09 crore
2	Date on which the agreement for sale has been entered into	The Investment Agreement was executed on June 19, 2023
3	The expected date of completion of sale/ disposal	The closing of the Proposed Transaction shall take place on such date which falls 15 (fifteen) Business Days from the completion of all conditions precedent (including receipt of regulatory approvals) or such other date as may be mutually agreed between the parties. The Long Stop Date is March 31, 2024.
4	Consideration received from such sale/ disposal	Approximately INR 9060,48,84,570.50 (Rupees Nine thousand Sixty crore Forty Eight lacs Eighty Four thousand Five Hundred Seventy and paise Fifty)*
5	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof.	Brief details of the buyers (collectively referred to as the “Acquirers”) are set out below: (a) Kopvoorn B.V. (b) Moss Investments Limited (c) Defati Investments Holding B.V. (d) Infinity Partners Kopvoorn B.V. is part of the BPEA EQT group. Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners are part of the ChrysCapital group. The Acquirers do not belong to the promoter/ promoter group/ group companies.
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	The transaction would not fall within related party transactions.
7	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale	Not applicable

*	Additionally, HDFC Credila will receive a subscription amount of upto Rs. 2003,61,00,000 (Rupees Two thousand and Three crore Sixty One lacs) as a part of the Proposed Transaction.

ANNEXURE II

Sr. No.	Particulars of disclosure	Disclosure
1	Name(s) of parties with whom the agreement is entered	The Corporation has entered into an Investment Agreement and Shareholders’ Agreement (collectively, the “Transaction Documents”) on June 19, 2023, with the following parties: (a) HDFC Credila Financial Services Limited (b) HDFC Bank Limited (c) Kopvoorn B.V. (d) Moss Investments Limited (e) Defati Investments Holding B.V. (f) Infinity Partners Kopvoorn B.V. is part of the BPEA EQT group. Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners are part of the ChrysCapital group. Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V., and Infinity Partners are collectively referred to as the “Acquirers.”
2	Purpose of entering into the agreement	The Transaction Documents record the sale of approximately 13,29,49,207 equity shares of HDFC Credila by the Corporation to the Acquirers, and the respective terms/ obligations/ rights of the Acquirers, HDFC Credila, HDFC Bank Limited and the Corporation in connection with the Proposed Transaction.
3	Shareholding, if any, in the entity with whom the agreement is executed	As on the date of this disclosure, the Corporation holds 100% of HDFC Credila’s total issued and paid-up share capital.
4	Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.	(a) The Corporation shall have the right to nominate 1 (one) non-executive nominee director on the board of HDFC Credila on terms as agreed under the Shareholders’ Agreement. (b) The Corporation shall have customary pre-emptive rights under the Shareholders’ Agreement.
5	Whether, the said parties are related to promoter/ promoter group/ group companies in any manner. If yes, nature of relationship.	The Corporation does not have any promoters. 100% of the shareholding of the Corporation is held by public shareholders.
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length.”	The transaction would not fall within related party transactions.
7	In case of issuance of shares to the parties, details of issue price, class of shares issued.	N.A.
8	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.	Please refer to sub-point 4 of this Annexure II above.